Filed by Starry Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FirstMark Horizon Acquisition Corp.

Commission File No.: 001-39585

Date: January 18, 2022

Analyst Day Presentation

January 18, 2022

CONFIDENTIA L

ABOUT STARRY

At Starry, Inc. ("Starry"), we believe the future is built on connectivity and that connecting people and communities to high-speed, broadband internet should be simple and affordable. Using our innovative, wideband hybrid-fiber fixed wireless technology, Starry is deploying gigabit capable broadband to the home without bundles, data caps, or long-term contracts. Starry is a different kind of internet service provider. We're building a platform for the future by putting our customers first, protecting their privacy, ensuring access to an open and neutral net, and making affordable connectivity and digital equity a priority. Headquartered in Boston and backed by world-class investors, Starry is currently available in Boston, New York City, Los Angeles, Washington, DC, Denver and Columbus and is expanding nationwide. To learn more about Starry or to join our team and help us build a better internet, visit: https://starry.com.

ABOUT FIRSTMARK HORIZON ACQUISITION CORP.

FirstMark Horizon Acquisition Corp. ("FirstMark") is a special purpose acquisition company whose mission is to drive long-term value creation by actively supporting the next generation of iconic public companies. FirstMark is comprised of a team of seasoned investors and industry executives with an extensive track record of identifying transformative trends across innovative subsectors of technology. Notably, FirstMark's management team is composed of the founders and executives of FirstMark Capital, a prominent technology venture capital firm founded in 2008 with $2.3 billion in total capital commitments, which has backed entrepreneurs that have created leading companies, many valued at over a billion dollars. For more information, please visit http://firstmarkhorizon.com.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT

In connection with the proposed business combination, Starry Holdings, Inc. ("Starry Holdings"), a newly formed subsidiary of Starry, has filed a registration statement on Form S-4 (the "Form S-4") with the Securities and Exchange Commission (the "SEC") on November 5, 2021 (as amended on December 20, 2021 and January 14, 2022). The Form S-4 includes a proxy statement of FirstMark and a prospectus of Starry Holdings, referred to as a proxy statement/prospectus. The proxy statement/prospectus will be sent to all FirstMark stockholders. Additionally, Starry Holdings and FirstMark have also filed and may continue to file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC by FirstMark or Starry Holdings may be obtained free of charge at the SEC's website at www.sec.gov. Before making any voting or investment decision, investors and security holders of FirstMark are urged to read the Form S-4, the proxy statement/prospectus and all other relevant materials filed or that will be filed with the SEC in connection with the proposed business combination because they will contain important information about the proposed business combination and the parties to the proposed business combination.

PARTICIPANTS IN SOLICITATION

FirstMark, Starry Holdings and Starry and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of FirstMark's stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of FirstMark's directors and officers in FirstMark's filings with the SEC, including FirstMark's registration statement on Form S-1, which was originally filed with the SEC on September 18, 2020. To the extent that holdings of FirstMark's securities have changed from the amounts reported in FirstMark's registration statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to FirstMark's stockholders in connection with the business combination is included in the Form S-4 relating to the proposed business combination filed with the SEC on November 5, 2021 (as amended on December 20, 2021 and January 14, 2022). You may obtain free copies of these documents as described in the preceding paragraph.

NO OFFER OR SOLICITATION

This press release shall not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or a solicitation of an offer to buy any securities of FirstMark, Starry Holdings or Starry, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

STARRY CONFIDENTIAL PG 2.

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination between FirstMark and Starry. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “strategy,” “future,” “opportunity,” “would,” “seem,” “seek,” “outlook” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. These forward-looking statements include, without limitation, Starry’s and FirstMark’s expectations with respect to the anticipated financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of FirstMark’s registration statement on Form S-1 (File No. 333-248916), its Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020, and its subsequent Quarterly Reports on Form 10-Q. In addition, there are risks and uncertainties described in the Form S- 4 (File No. 333-260847) filed by Starry Holdings and other documents filed by FirstMark or Starry Holdings from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Starry’s, Starry Holdings’ and FirstMark’s control and are difficult to predict. Many factors could cause actual future events to differ from the forward-looking statements in this press release, including but not limited to: (1) the outcome of any legal proceedings that may be instituted against FirstMark, Starry or Starry Holdings following the announcement of the proposed business combination; (2) the inability to complete the proposed business combination, including due to the inability to concurrently close the business combination and related transactions, including the private placements of common stock and convertible notes or due to failure to obtain approval of the stockholders of FirstMark; (3) the risk that the proposed business combination may not be completed by FirstMark’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by FirstMark; (4) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval by the stockholders of FirstMark, the satisfaction of the minimum trust account amount following any redemptions by FirstMark’s public stockholders and the receipt of certain governmental and regulatory approvals; (5) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed business combination; (6) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (7) volatility in the price of FirstMark’s, Starry’s or Starry Holdings’ securities; (8) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (9) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (10) costs related to the proposed business combination; (11) changes in the applicable laws or regulations; (12) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Starry operates; (14) the impact of the global COVID-19 pandemic; (15) Starry’s ability to obtain or maintain rights to use licensed spectrum in any market in which Starry operates and potential declines in the value of Starry’s FCC licenses; (16) the potential inability of Starry to raise additional capital needed to pursue its business objectives or to achieve efficiencies regarding other costs; (17) the enforceability of Starry’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; and (18) other risks and uncertainties described in FirstMark’s registration statement on Form S-1 and Annual Report on Form 10-K, as amended from time to time, for the fiscal year ended December 31, 2020 and its subsequent Quarterly Reports on Form 10-Q, and in the Form S-4 filed by Starry Holdings. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Starry, Starry Holdings and FirstMark caution that the foregoing list of factors is not exclusive or exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. None of Starry, Starry Holdings or FirstMark gives any assurance that Starry, Starry Holdings or FirstMark will achieve its expectations. None of Starry, Starry Holdings or FirstMark undertakes or accepts any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, or should circumstances change, except as otherwise required by securities and other applicable laws.

CONFIDENTIA L

TEAM BUILT FOR EXECUTION



CHET KANOJIA
CEO AND CO-FOUNDER

- Founder and former CEO of Aereo, Inc., the groundbreaking online TV platform that kicked off the OTT revolution
- Founder and former CEO of Navic Networks, early leader in advanced cable television advertising acquired by Microsoft (Nasdaq: MSFT) in 2008
- Holds 31+ patents in fields from robotics to data communications



JOE LIPOWSKI
CTO AND CO-FOUNDER

- Former CTO of Aereo, Inc
- Former SVP of Engineering at LoJack Corp., acquired by CalAmp (Nasdaq: CAMP)
- Former VP of Research, Base Station Subsystems at Andrew Corp., acquired by CommScope (Nasdaq: COMM)
- Founder and CTO of Celiant Corp., acquired by Andrew Corp.



KOMAL MISRA
CFO

- Former Global Head of Corp. Finance at Amelia (formerly IPsoft), an AI company
- Former VP of Corporate Development and VP of Finance at Cognizant (Nasdaq: CTSH)
- Former tech investor & US Tech Sector Head, Alliance Bernstein
- Former Systems Engineer, AT&T Bell Labs



ALEX MOULLÉ-BERTEAUX
COO AND CO-FOUNDER

- Former CCO of Aereo, Inc.
- Former Global Head of Marketing and Public Relations at Rockstar (Nasdaq: TTWO)
- Former member of the management team at Media Arts Lab/Chiat Day (Omnicom, NYSE: OMC), Apple's marketing agency



VIRGINIA LAM ABRAMS
SVP GOVERNMENT AFFAIRS & STRATEGIC ADVANCEMENT AND CO-FOUNDER

- Former SVP Government Affairs at Aereo
- Former spokesperson for NYC Mayor Michael R. Bloomberg
- Former SVP, Public Affairs at Rubenstein



BILL LUNDREGAN
SVP & GENERAL COUNSEL

- Former SVP, General Counsel & Secretary of Esselte Group Holdings
- Former corporate practice at Skadden Arps



BRIAN REGAN
SVP STRATEGY AND CHIEF OF STAFF

- Former Associate Bureau Chief and former Chief of Staff, Wireless Telecommunications Bureau, FCC
- Former Director of Government Affairs, Wireless Infrastructure Association



JEREMY MACKECHNIE
SVP PEOPLE AND CUSTOMER CARE

- Former head of Customer Care at DramaFever, acquired by SoftBank
- Former Customer Support Lead at Aereo

700+ EMPLOYEES OPERATING BI-COASTAL IN SIX MARKETS WITH HEADQUARTERS IN BOSTON

STARRY
CONFIDENTIAL PG 5.

+

CONFIDENTIAL

Applying Moore’s Law to Any Product On Demand Live at Home Independence Broadband, with Transportation Next Day Delivery Anywhere from Fossil Fuel Exceptional Customer Experience

1. We are a vertically-integrated tech developer, network operator, and service provider 2. We leverage deep engineering expertise to create and manufacture new innovative tech that drives disruptive economics 3. We use licensed millimeter wave wireless spectrum for robust subscriber connections 4. Our capex is primarily variable and success-based Source: Company Analysis based on Starry average passing costs and assuming fiber passing costs of up to $1,250 in urban areas

600k HH Serviceable 2.6m HH Serviceable 5.3m HH Serviceable • Rolled out Gen 2 tech-based • Gen 2 technology fully deployed and • Gen 3 technology rollout with Comet • Proof of concept developed network in Boston, LA, Denver, scaled and Gen 3 in development low-cost customer terminal launched • Prototype radio access D.C. and NYC in all markets network tech developed • Utility partnership strategy developed; • Won spectrum licenses in FCC • Began assembling all equipment and deployed in Boston struck deal with AEP Ventures to help Auction 102 domestically finance build • Launched Starry Connect for • Strategic relationship with Quanta • Participated in FCC subsidy auction and affordable housing Services developed to scale 1 won $268m to deploy in nine states deployment Sources: Company Figures, circles not to scale; 1. final award subject to final FCC approval of Starry’s pending Auction 904 long-form application

Average Penetration in Deployed Buildings One Year or Greater Households Serviceable with Existing Network 2 YoY Revenue Growth (2019-2020) in Six Markets Average Cost of Passing Home with Gigabit Signal (2019-2021) Customer relationships in 36 Months of Operation and 3 Targeting Only a Subset of Coverage Federal Subsidy Won to Deploy Starry’s 4 Network Sources: Company Analysis; 1. Starry holds Upper Microwave Flexible Use licenses in the 24 GHz band and a market test authority for the 37- 37.6 GHz band; 2. data as of Q4 2021; 3. data as of Q4 2021, while customer acquisition focused on large apartments through the period—we now target every building under coverage; 4. final award subject to final FCC approval of Starry’s pending Auction 904 long-form application

OUR LICENSED SPECTRUM COVERS 40 MILLION HOMES IN 37 STATES

Current millimeter wave licensed footprint is the basis for our planned growth


Seattle
Spokane
Portland
Boise City
Reno
San Francisco
Las Vegas
Los Angeles
Phoenix
Tucson
Fort Collins
Denver
Colorado Springs
Albuquerque
Lubbock
Dallas
San Antonio
Houston
Brownsville
Sioux Falls
Minneapolis
Madison
Milwaukee
Wichita
Little Rock
Fort Wayne
Bloomington
Indianapolis
Decatur
Chicago
Detroit
Cleveland
Cincinnati
Columbus
Toledo
Dayton
Buffalo
Syracuse
Albany
Rochester
Springfield
Boston
New York City
Philadelphia
Harrisburg
Washington, DC
Richmond
Virginia Beach
Lexington
Nashville
Memphis
Jackson
Atlanta
Raleigh
Charlotte
Greensboro
Fayetteville
Charleston
Jacksonville
Tallahassee
Huntsville
Mobile
Birmingham
New Orleans
Baton Rouge
Miami

STARRY 2026E 25M

STARRY Today 5.3M

COMPARATIVE NETWORK SIZE BY SERVICEABLE HOMES

COMCAST	60 Million
Charter Communications	53 Million
fios by verizon	16 Million
U-verse	16 Million
altice	5 Million
CABLE ONE	2 Million

STARRY

Sources: Company Data, NextTV, Telecompetitor, Company Filings; Starry holds Upper Microwave Flexible Use licenses in the 24 GHz band and a market test authority for the 37-37.6 GHz band

CONFIDENTIAL PG 12.

$37B Annual Total $3B Annual Revenue Opportunity Revenue Opportunity $34B Annual +755 Million Revenue Opportunity International TAM 40 Million Households $13B Annual Revenue Opportunity 2 Million Small/Medium Businesses $37B $3B Annual Annual Total Revenue Revenue Opportunity Opportunity Serviceable Households in 2025E Serviceable Serviceable TAM in Small and Medium Size Total Domestic TAM Existing 6 Markets Households in 20+ Markets Markets with Existing Businesses within as of Q4 2021 Spectrum Licenses Existing Spectrum 1 License Footprint Sources: Company Data; not to scale; 1. Starry holds Upper Microwave Flexible Use licenses in the 24 GHz band and a market test authority for the 37-37.6 GHz band

Fiber economics work in smaller • Rapid deployment in under a year discrete geographies, with long • Requires less capex, and therefore deployment timelines and high target lower penetration to break even penetration rates for payback • Millimeter wave is high capacity and necessary for gigabit fixed Low band spectrum lacks capacity; wireless speeds unlicensed spectrum is unprotected • Licensed spectrum provides large and low power TAM with protected access rights, and high power for range • We have one of the only tech No commercialized fixed wireless tech stacks for fixed wireless in licensed existed exclusively for licensed millimeter wave spectrum millimeter wave spectrum • We control our own cost structure Source: Company Data

Point-to-point wireless networks have expensive unit economics and We build our network assets on existing mobile towers and rooftops, capacity constraints, and new fiber networks take years to deploy which allows rapid expansion with ready backhaul access The wireless vendor ecosystem has slow upgrade cycles for Unique end-to-end tech stack without vendor margins performance and cost improvements Operate in licensed millimeter wave spectrum, which enables higher Low band spectrum does not have the capacity to compete with power and protected rights of use across a wide area of operation, plus fiber; unlicensed spectrum is unprotected and low power deployments across a city in under 12 months We built our technology on top of the Wi-Fi standard (802.11), an Equipment scale requires a global market; without it price points ecosystem with billions in investment from major vendors and a huge are uneconomical, and the technology will not be upgradeable enterprise user base, short technology upgrade cycles, and global scale (e.g., WiMAX) Source: Company Data

Phased Array Beamforming and Steering Antennas Leveraging Robust Global 802.11 Ecosystem Custom Gateway/Router with Starry's Network Management System MAC Layer Protocol Optimizations In-house Final Product Assembly for Higher Yield and Control There is no commercialized We’ve invested nearly technology for gigabit $200 million to create Hold Licenses for Millimeter Wave Spectrum Covering 40M Homes symmetrical fixed a highly-differentiated broadband in and unique solution to Virtualized and Natively-Cloud Based Network Management System licensed millimeter deliver last-mile wave spectrum broadband to millions Custom Built Operational Support and Billing Support Systems Fully Integrated and Best-in-Class Customer Visibility and Care Interdisciplinary Engineering Workforce in Hardware, Software, Cloud Highly-Skilled Field Tech and Installer Workforce with 4.9 Star Rating Sources: Company Data

Large channel sizes High transmit power 1 High return path power Interference free environment Protected rights Economical for right bandwidth at auction Source: Company Analysis; 1. assumes return path is from a mobile handset or unlicensed access point

• Spectrum strategy focused on licensed millimeter wave spectrum, with unlicensed layer for additional out-of-band network control and redundancy 1 • Projections through 2026 based on existing spectrum rights , but additional spectrum could extend TAM in the future beyond the projection period • FCC has auctioned off all the licensed millimeter wave spectrum for which it has created service rules, creating a barrier to new entrants Sources: Company Data; 1. Starry holds Upper Microwave Flexible Use licenses in the 24 GHz band and a market test authority for the 37-37.6 GHz band

We continue to invest in R&D to yield significant efficiencies in unit econ and capacity improvements Source: Company Data; projections beyond 2021 are estimates; y axis is logarithmic; dark circles are actuals, light circles are projections

Starry Gen2 160 MHz TDD 4x 640 MHz 3.5 Gbps 26 AC PHY, all digital beamforming DOCSIS 3.0 192/48 MHz 1x 192 MHz 1.4/0.25 Gbps 45.7 Starry Gen3 160 MHz TDD 6x 640 MHz 7.2 Gbps 12.7 AX PHY DOCSIS 3.1 192/48 MHz 1x 192 MHz 2.1/0.5 Gbps 30.5 Starry Gen4 200 MHz TDD 12x 2,400 MHz 19.2 Gbps 4.8 Software Defined Radio DOCSIS 4.0 partial 400 MHz TDD 1x 400 MHz 4.1 Gbps 15.6 recovery Source: Company Analysis; 1. oversubscription calculation assumes 64 customers per sector Gen 4 Gen 3 Gen 2

High-capacity technology with disruptive cost structure that is quick and easy to deploy with end-to-end visibility Base stations that transmit Starry’s last- mile licensed fixed wireless signal to customer locations, with up to 14-86 Gbps per site Customer terminals for all building types, from large apartments to single family homes – we install one per building and use the existing wiring inside the building Every customer receives a Wi-Fi router with our management software, giving us full visibility into the network End-to-end cloud-based network core that runs the entire network per site (PHY) per sector (PHY) • High order modulation up to 1024 QAM • State of the art GaN power amplifiers for efficiency • Sub 18-inch package for easy zoning • Fanless cooling design, effective in all climates • Long service life with upgradeable software and refittable hardware Source: Company Data

1 Gigabit signal is transmitted from Starry Titan base station to customer premises 2 Signal is received by one Starry Trident on large MDUs and Starry Comet on medium/small 3 MDUs and SFUs We bring the service into the building or home 4 using existing wiring—we can use any existing 2 wiring that is in place. In large MDUs we plug into the in-building distribution frame (shown in the basement) 4 3 We install a combined modem and Wi-Fi router in each unit or home and activate the service Source: Company Data

Source: Company Data

All serviceable households targeted; Prior to the launch of Comet, we limited customer Only large apartment buildings targeted; 17,547 units with effective serviceability of 79% acquisition to large apartment buildings 3,989 units with effective serviceability of 18% (generally 60+ units) With Comet, shown below, every building of any size that can receive a signal from a base station can be targeted direct to consumer Source: Company Data

In 2021, we shifted all final assembly of our Starry Titans, Tridents, and Comets to Massachusetts. We believe full integration is necessary to continue to drive cost and capacity improvements over time • Through COVID-19 we began shipping components directly to Boston and tested assembling the products ourselves • In 2022 we plan to assemble tens of thousands Starry Titans, Tridents, and Comets • In addition to improving yield, this also allows us to create a rapid feedback cycle between engineering teams, network teams, and manufacturing teams • Planning ahead, we are executing a component supply chain strategy to meet our internal demand Source: Company Data

• We built an entire suite of custom tools to maximize scalability, minimize vendor margin stack ups, and provide exceptional customer care • Custom tools include billing and customer management portal; TR-069 ACS; BNG RADIUS server; network asset management and monitoring; and enterprise tablet applications for installation, activation, customer and MDU sales Source: Company Data

Slow Fast High Fiber Coax Mobile 5G WISPs LEOs Low High Low Source: Company Data; illustrative

Proprietary tech stack High Speed + Low Latency Vertical integration + Symmetrical Licensed millimeter wave spectrum + Rapid Deployment Industry-leading customer experience Not Incumbent Source: Company Analysis

• Even in large markets that are dominated by • Tier 2/3 markets are characterized by an incumbent multi-tenant buildings, most people may only Cable provider and a DSL provider with low NPS that 1 Cable 53% have 1 or 2 options only upgrade when there is a competitive threat • And the traditional wireline economics make • In these cases, we are competing head-to-head with it irrational to deploy competitive fiber only one incumbent gigabit provider Cable, DSL 29% • Starry is a unique new entrant, and our fair share is above our break even 2 Cable 8% • Our TAM includes 15 million units in MDUs across all markets Cable, Fiber 7% Cable, FWA 4% 2 Example: Las Vegas, NV Yellow = 1 providers offering gig Green = 2 providers offering gig Source: Company Data; 1. analysis of FCC Form 477 data at a census block group level relative to Starry’s Serviceable Household footprint in Boston; 2. FCC Form 477

Switched from Chose Starry as a new another provider provider when moving Already cut Never had linear video or the cord have not had it for 5+ years Source: Company Data; survey of existing Starry customers from January 2022

• Focus on low priority DSL markets• Focus on markets with the largest sub losses• Slower fiber expansions largely contained within existing footprint • Bleed the DSL incumbent and steal some • Extend into new neighborhoods with share from cable greenfield builds• Larger buildouts typically limited to greenfield and subsidized territory that • Need to leverage first mover advantage to • Play defense – limit geographic scope and edgeout existing service territory get 40% share for economic model overbuilder share shift • Focused on density with one or two incumbents, and going market wide to compete at scale from the start • Significantly faster deployment with first mover advantage against new fiber • Much lower penetration targets for successful business case with achievable payback and much larger TAM Source: Company Data and analysis

• Mobile providers deploy mobile networks to serve mobile subscribers • The darkest red shows millimeter wave coverage; the network More fixed network Less revenue per is built in the clutter to serve handsets on the street consumption v. mobile gig on fixed v. mobile “Our big growth area [in fixed wireless] is our rural America footprint” Sources: Company Analysis, NewStreet, Ericsson, MoffettNathanson, Telecompetitor, Verizon

Source: Company Data

Estimated number of households within our service territory that we could serve in the markets where we intend to deploy or have deployed a network, assuming the network was fully built, and we could serve every household Estimated households that we could technically and commercially serve using the network that we have deployed in our markets Units that are serviceable and in 30+ unit Addressable 10 M buildings, focus driven by unit economics and large opportunity in existing markets Serviceable 5.3 M Large MDU Units 2.4 M Activated MDU Units 345 k Apartments for which we have an access agreement and on which a Starry Direct to Customer (new in ‘21) 2.9 M transceiver is already installed Customer Relationships 63 k The households that sign up for Starry service, plus bulk units Source: Company Data as of Q4 2021

Coverage built incrementally as we tested tech and managed capex 6,000,000 5,000,000 Our TAM is grounded in the markets in which we hold spectrum licenses – within those markets, these are the considerations for prioritization: 4,000,000 Already considered in the licenses we won, but also consider for new entry 3,000,000 Weather, foliage, vertical assets, and fiber availability Markets in which we have or can create a 2,000,000 locus of operation If we have an accretive utility relationship or other partnership 1,000,000 If we have an RDOF obligation that would Market Beta accelerate the build beyond plan 0 Source: Company Data as of Q4 2021 Homes Serviceable

Customer Relationships 400,000 70,000 350,000 60,000 300,000 50,000 250,000 40,000 200,000 30,000 150,000 30 days 12% 20,000 100,000 180 days 17% 1+ Years 25% 10,000 Market Beta 50,000 2+ Years 28% 3+ Years 32% 0 0 Activated Units Customer Relationships Source: Company Data as of Q4 2021 Activated Units

Penetration rate in deployed 30+ unit MDUs in a single market 9% 8% 7% 6% 5% • As we optimized our unit economics through our customer terminal for smaller buildings, we focused our 4% sales and deployment efforts on maximizing the number of buildings that were 30 units or greater under coverage 3% and sold 2% • This is an example of one of our markets, with the penetration rate growing in the cohort of 30 unit and larger buildings even as the network expands 1% 0% Dec-17 Jun-18 Dec-18 Jun-19 Dec-19 Jun-20 Dec-20 Jun-21 Dec-21 Source: Company Data as of Q4 2021 for one market

Illustrative mix of a sales channel allocation for a new market • Our sales process focuses in two overlapping tracks, one on MDUs and one on direct to customer • As the network is built, we generate sales opportunities in MDUs, close the opportunities by executing access agreements, and then sell direct to the customer TV, OTT, CTV 21% Paid Social 15% Reach Radio/Podcasts/Streaming 12% OOH 7% Direct Mail & Print 22% Nurture Field Sales & Marketing 19% Conversion SEM 4% Source: Company Data

Initial Network Full Network Cost per Click $2.05 $2.00 Monthly Sessions $7,500 $7,500 Check Service % 50% 60% Serviceable as % of Addressable 10% 80% Serviceable Conversion 15% 15% Yield/Click 0.75% 7.20% As networks expand across a full city, acquisition costs can reduce across all marketing investments CPA $273 $28 beyond field sales • Using mid-size market as an example Initial Network Full Network • Cumulative households under coverage at Cost per Click $2.50 $2.50 full build of approximately 540,000 Monthly Sessions $6,000 $6,000 Check Service % 70% 70% • Using paid social and paid search as two channels Serviceable as % of Addressable 10% 80% to demonstrate possible DTC performance Serviceable Conversion 18% 18% Yield/Click 1.26% 10.08% CPA $198 $25 Source: Company Data; 1. illustrative – not a projection of future performance

Gigabit Network No Hidden Fees Fast downloads and symmetrical upload The price we say is what you pay capability for buffer-free streaming, lag- free gaming and uninterrupted video calls Ridiculously Reliable Get Starry, Give Starry Get the speeds you pay for, no matter how Every signup helps fund broadband many devices are connected access for those in need Tech Support You’ll Love No Commitments Have questions? Get answers immediately You will stay a customer because we at any time from nice humans, and smart will deliver robots Source: Company Data PG 44.

Unlimited Data Free Wi-Fi Router Free Installation No Hidden Fees Source: Company Data

30 Mbps $15 Starry Connect 30/30 200 Mbps $50 Starry Plan 200/100 500 Mbps $65 Starry Pro 500/250 1 Gig $80 Starry Gig 1000/500 + Add-ons: Upload Boost + Premium WiFi 6 Router + WiFi Mesh + Voice Future customizable services to drive customer appeal: toggleable upload, latency and speed network profiles Application-centric plans to address customer demand: Work From Home Plan, Gaming Plan, Video Streaming Plan Source: Company Data; mockup of possible future service offerings

Our service is engineered to delight customers and it shows. We achieve industry leading NPS with a product that is used all day, every day. 69 NPS in 2021 74 61 Our NPS ranks far above other traditional connectivity companies 37 37 25 9 5 1 -8 -10 -3 Source: Company Data, CustomerGuru

• Digital redlining creates an unequal system of broadband haves and have-nots, deeply affecting public and affordable housing communities • We developed Starry Connect in response to offer a low-barrier, high-value alternative for families who need it most • Our unique approach ties eligibility to the premise, not the individual, eliminating the need for credit checks or ”proving” poverty in order to qualify 30 Mbps Down 30 Mbps Up

No credit checks, ever No need to individually qualify for, or participate in, other federal welfare or assistance programs No extra equipment or installation fees No data caps No long-term contracts No long application process or long wait time FCC Qualified Provider for the EBB / Affordable Connectivity Program

• We build partnerships with affordable housing owners, state and local governments, nonprofits, and other organizations focused on improving digital equity, access, and inclusion • We have partnerships with 45+ different affordable housing owners, including nonprofits and public entities, to bridge the digital gap for low-income families in more than 55,000 apartment units • We have a partnership with Microsoft to accelerate deployment of Starry Connect service in public housing • And we are working with Microsoft, PCs for People and Human I-T to provide low-cost access to devices Source: Company Data

Federal Subsidy Won to Deploy 1 • Rural Digital Opportunity Fund support will extend our Starry’s Network deployment in less dense areas and help support fixed wireless deployments • An additional $42.5 billion in subsidies will flow from the 2021 Dollars saved for our Infrastructure Investment and Jobs Act, creating new customers who receive free opportunities internet through the EBB • The Emergency Broadband Benefit and Affordable Connectivity Program provide consumers free access in Starry Connect buildings Customers who participate in the EBB / ACP • An additional $2.75 billion from Infrastructure Investment and Jobs Act will go to digital equity programs Source: Company Data as of Q4 2021; FCC; 1. final award subject to final FCC approval of Starry’s pending Auction 904 long form-application

• Attractive cost structure relative to incumbents • Favorable competitive dynamics • Favorable home density to drive high teens penetration rates over time • Actively enter markets with goal of achieving Adj. EBITDA breakeven at low penetration rates (4%-6%) • Seek to drive positive FCF 12-24 months after Adj. EBITDA breakeven • Manage capital allocation to deliver above targets • Detailed financial model allocates capex, sales & marketing, and support resources • Sophisticated operations and customer service strategy to reduce headcount resources • $268 million in government subsidies to deploy to serve underserved 1 homes and businesses • FCC qualified provider for the EBB / Affordable Connectivity Program • Partnerships, such as our strategic alliances with AEP and Quanta, enable us to speed up deployment and reduce capex intensity Source: Company Data; 1 Final award subject to final FCC approval of Starry’s pending Auction 904 long form application

Variable Costs − = Fixed Costs Variable Costs = − Fixed Costs = + = = Source: Company Data; 1. we consider portion of our marketing spend related to SAC variable with new customer relationships

Nine months ended Sept. 30, 2021 vs Nine months ended Sept. 30, 2021 vs Nine months ended Sept. 30, 2020 Nine months ended Sept. 30, 2020 Customer Relationships YoY Revenue YoY Improvement in Improvement in Gross Margin Adjusted EBITDA Margin • This represents actuals in a single market where penetration of homes serviceable is approximately 1.1% as of 3Q 2021 • Our operating leverage enables us to drive meaningful margin growth given our top-line increasing much faster than operating costs, while capex has been largely flat Source: Company Analysis of a single market

• Strategic investment from one of the largest residential real estate portfolio owners in the U.S., plus access agreements with 27 portfolio Unlock customer relationships in large companies whose portfolios represent 278k apartment units portfolios, plus help speed deployment • Strategic alliance agreement with $45B market cap investor-owned utility to jointly deploy our network in certain markets Help deploy the network • Pipeline of additional potential utility partners with similar structure, and ability to leverage customer relationships • Strategic alliance agreement with $16B market cap infrastructure construction company with a large skilled workforce to help build our Scaling construction partner to build network the network nationwide Source: Company Data

Source: Company Projections

Licensed spectrum rights Our full technology stack $268M subsidy won to deploy 63k customer relationships with significant is the product of significant network and RDOF customer in 2021 with 115k underlying value R&D investment relationships will add projected for 2022 1 incremental value Sources: Company Analysis 1. final award subject to final FCC approval of Starry’s pending Auction 904 long-form application

TRANSACTION SUMMARY

SIGNIFICANT SPONSOR ALIGNMENT

- FirstMark Capital is a long-term investor in Starry, participating in every financing round from seed through series E
- 25% of Sponsor shares retained on transaction close, 75% subject to an earn-out structure with release triggers based on post-closing share price reaching $12.50, $15.00, and $17.50
- Sponsor committing to forfeit 1M founder shares in support of the transaction

VALUATION & CAPITAL STRUCTURE

- Fully diluted pro forma enterprise value of $1.66B, representing 6.9x based on 2025E Adj. EBITDA of $241M
- Existing Starry shareholders rolling 100% of their equity and will receive 71% of the pro forma equity[1][6]
- Transaction will result in $452M of new cash to the balance sheet to fund growth by a combination of cash in trust, proceeds from the PIPE and convertible debt proceeds

TRANSACTION SOURCES ($M)	
Existing Starry Shareholders[1]	$ 1,400
FMAC Cash In Trust[2]	414
PIPE Equity[3]	130
Convertible Debt	150
Total Sources	**$ 2,094**

TRANSACTION USES ($M)	
Existing Starry Shareholders[1]	$ 1,400
Cash To Balance Sheet	452
Pay Down Existing Debt[4]	207
Estimated Transaction Fees & Expenses	35
Total Uses	**$ 2,094**

PRO FORMA VALUATION	
Pro Forma Shares Outstanding (M)[1]	199
Pro Forma Equity Value ($M)	$ 1,988
Less: Net Cash ($M)[5]	(332)
Pro Forma Enterprise Value ($M)	**$ 1,656**

PRO FORMA ECONOMIC OWNERSHIP[1][6][8]



Existing Starry Shareholders
FMAC Public Shareholders[7]
PIPE Investors
7%
23%
71%

(1) 198.79M diluted shares outstanding (excluding any potential dilution from assumed unvested Starry equity securities, new convertible debt and out-of-the-money warrants, shares issuable upon conversion of convertible debt, and Sponsor earn-out)assumes 42.40M FMAC public common shares held by FMAC investors, 13.0M shares held by Series Z preferred PIPE and PIPE investors, 2.68M shares held by Sponsor (FMAC Investors and Sponsor, collectively "FMAC Public Shareholders", hold 45.08M shares) and 144.80M shares (or options/RSUs) issued to existing Starry shareholders and holders of vested Starry equity securities (144.80M shares includes 135.65M shares, 5.07M vested options/RSUs and 4.09M unvested options/RSUs)
(2) Assumes no redemptions by FMAC's existing public shareholders
(3) Assumes 13.0M shares at $10.00 per share, including $21M of Series Z funding of preferred PIPE
(4) Reflects $152M principal plus accrued interest plus 10% redemption and assumes $40M of new bridge financing to be completed in October 2021 and repaid on transaction close – none of which convert to equity
(5) Reflects estimated $30M cash on balance sheet as of Q4 2021 plus $694M net new cash to balance sheet raised in transaction less $207M existing debt repayment (includes $40M new bridge financing to be completed in October 2021) less $150M new convertible debt less estimated $35M transaction fees and expenses
(6) Chet Kanojia, co-founder and CEO of Starry, will receive a separate class of common stock entitling him to 20 votes per share (as compared to 1 vote per share for the class of common stock held by all other stockholders, including the sponsor, public stockholders and PIPE investors) until he is no longer employed by the Company or a member of its board or he ceases to beneficially own at least 25% of the number of shares he holds immediately following the closing. The high vote shares are expected to represent 68% of the pro forma voting power of the Company but only 9% of the outstanding shares of common stock of the Company. Both classes of common stock will vote together on an aggregate basis for all matters submitted to a vote of stockholders
(7) Includes FMAC Investors and Sponsor, where FMAC Investors reflects shares based on Cash In Trust contribution equal to 20% of total equity value, and Sponsor reflects shares based on Sponsor Promote assuming 25% earn out achieved equal to 1% of total equity value
(8) Pro forma ownership based on total share count excluding 21.15M FMAC Private and Public Warrants and 4.09M unvested Starry Shareholders options/RSUs

STARRY CONFIDENTIAL PG 60.

CONFIDENTIA L